MATRIX CORNER | HOWICK CLOSE | WATERFALL PARK | BEKKER ROAD | MIDRAND

PO BOX 12326 | VORNA VALLEY | 1686 JOHANNESBURG | SOUTH AFRICA

PHONE +27 11 654 8279 | FAX +27 11 654 8286

February 23, 2017

VIA EDGAR

Cecilia Blye, Chief

Office of Global Security Risk

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mailstop 4561

Washington, D.C. 20549

Re:	MiX Telematics Limited
Form 20-F for the Fiscal Year Ended March 31, 2016
Filed June 29, 2016
File No. 1-36027

Dear Ms. Blye,

We have received your letter dated February 16, 2017, relating to the above-referenced filing.

We are actively preparing responses to the comments set forth in your letter. We expect that this process will take more than the ten business days within which you have requested a response due to the need to discuss the issues with a number of persons internally.

We hereby request an extension to March 31, 2017 to file our responses on EDGAR.

If you have any questions regarding the foregoing, please do not hesitate to call me at (27) 11-654-8000.

Very truly yours, MiX Telematics Limited

By:	/s/ Paul Dell
Name:	Paul Dell
Title:	Interim Group Chief Financial Officer

cc:	Marjorie S. Adams, DLA Piper LLP (US)